October 15, 2004
Mail Stop 0408

By U.S. Mail and Facsimile

Alan M. Green
General Counsel, Corporate Treasury and Assistant Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, Connecticut 06927

Re:	General Electric Capital Corporation
	Form S-3 filed September 14, 2003
	File No. 333-118974

Dear Mr. Green:

      	As we discussed recently by phone, we are currently monitoring the above registration statement with specific regard for certain matters and have the following comments on the registration statement and related marketing materials. Where we indicate, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note that investors are not required to view the electronic version of the prospectus posted on your website before submitting an online enrollment application. Please tell us what efforts you have made, if any, to ensure that electronic delivery of the prospectus has occurred before each investor submits its enrollment application.
For guidance, refer to Securities Act Release No. 7233 (October 6,
1995) and Securities Act Release No. 7856 (April 28, 2000).

2. We note your disclosure on page 7 of your prospectus that the interest rate on the notes is adjusted weekly by the Money Market Account Committee to reflect money market conditions. Please supplementally explain how you comply with your obligations to file and deliver a prospectus supplement when there is a change in the interest rate on the notes. We may have further comment.

3. Please supplementally tell us what procedures are in place to ensure compliance with Rule 10b-10 of the Exchange Act. Do the contents of the confirmations make it clear to investors that they have purchased a registered security? What do the confirmations say with respect to liability under Section 11 of the Securities Act? Also, please supplementally describe the timing of when confirmations are sent. We may have further comment.

4. Please tell us supplementally whether you provide investors with a prospectus at any point after the original purchase of a note, for example when investors invest additional funds in their account. If no such additional prospectuses are provided, please provide us with your analysis of how this practice is in accord with the Securities
Act of 1933.

5. Please discuss your practices with respect to your distribution of the offering and marketing materials that you have provided us, including the plan document. Please also supplementally confirm to us, if true, that a final prospectus always accompanies or precedes the delivery of the marketing materials.

6. We note you are registering $12,000,000,0000 of Demand Notes. Please supplementally explain how you calculate the principal amount of your notes outstanding. For example, when an investor redeems some or all of his notes, do you ever reissue the redeemed amount of notes to the same investor or to other investors without further registration? We may have additional comments based on your response.

7. Please refrain from using terms such as "account," "program," or
"withdraw" in the prospectus, your marketing materials and elsewhere since the use of those terms may inaccurately suggest to investors that the terms of the notes are similar to, and the level of risk associated with an investment in the notes is commensurate with, a bank account or a fund account deposit.

8. Please revise to include risk factor disclosure, or explain supplementally why such disclosure is not necessary.

9. The Notes are described as being "variable denomination" and the company makes the statement on page 2 that the "principal amount of each Note will be equal to all investments made in the Notes by you, plus accrued and reinvested interest, less any redemptions and fees."
This language suggests that an investor purchases a single security, no matter the timing or amount of the investments made, and makes only a single investment decision. Please revise to delete this language, and clarify that the investor purchases a new note or notes each time he or she invests additional funds.

Cover Page

10. Revise to limit the cover to information required under Item
501
of Regulation S-K or necessary for an investment decision.

11. Revise the bullet pointed disclosure to include the "warning statement" subheading included in the electronic version of the prospectus.

12. Please disclose here and in the summary the amount of debt that ranks equal with or in priority to the demand notes.

13. Please disclose here and in the summary that the initial interest rate applicable to the notes and all subsequent changes to the initial interest rate will be disclosed in prospectus supplements filed in accordance with Rule 424(b).

14. Please include a statement that it is possible for investors to lose money if the company is unable to pay its debts.

15. Where you can get more information on GE Capital - page 2

16. Include a sentence at the beginning of the first paragraph stating that the notes are a debt instrument, that only the company`s assets are available to pay the principal and interest of the notes, and that the investor may learn more about the financial status of the company by reading its periodic reports.

Summary Page

17. Please include a summary section immediately following the cover page of the prospectus that includes a brief description of the principal terms of the notes.

The GE Interest Plus Program - page 2

18. Since you compare the interest rate of the notes to that of money funds reported in the Money Fund Report, revise to clearly explain the differences between the notes and such money funds.

Marketing materials

19. Please send us a copy of all printed marketing materials for the
Demand Notes.

20. Revise all marketing materials to state prominently that the Demand Notes are unsecured, senior debt obligations and are not FDIC insured, and that they do not constitute a bank account. Throughout the materials, wherever you discuss the advantages of the Demand Notes, please balance the statements with this disclosure.

21. With respect to all marketing materials, printed or electronic, wherever comparison is made between the Demand Notes and the money market rates, or the term "money market" is otherwise used, revise to include a statement in close succession indicating that the accounts are not money market accounts and noting the principal ways in which the notes are different from money market funds. This information should highlight the reasons that the Notes cannot meet the definition of a "money market" instrument.

Exhibits

22. Please supplementally provide us with a copy of the plan for our review and comment.

*	*	*

Closing Comments

      Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

      23. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Gregory Dundas at (202) 942-2932 or me, at
(202)
942-1790 with any questions.


							Sincerely,



							Todd K. Schiffman
							Assistant Director



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GE Capital Corporation
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